News Release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

20 April 2011

Adrian Hennah appointed Non-Executive Director of Reed Elsevier

Further to the announcement dated 17 February 2011, Reed Elsevier announces that Mr Adrian Hennah’s appointment as a member of the Supervisory Board of Reed Elsevier NV and as a non-executive director of Reed Elsevier PLC was approved by shareholders at the respective Annual General Meetings held on 19 and 20 April 2011. Mr Hennah has also been appointed a non-executive director of Reed Elsevier Group plc, effective 20 April 2011.

Mr Hennah is a director of Smith & Nephew plc, and was a director of Invensys plc until June 2006.

There are no details to disclose under paragraphs 9.6.13(2) to (6) of the Listing Rules.

- ENDS -

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Notes to Editors

About Reed Elsevier Group plc
Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal, risk management, and business to business sectors.  We provide high value and flexible information solutions to professional users.  The group employs more than 30,000 people, including more than 16,000 in North America. Reed Elsevier reported revenues for 2010 of £6,055m/€7,084m.  Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV.  Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.